HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2018 and 2017

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and six months ended June 30, 2018, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2017. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which vary from those of the US. This MD&A provides information for the three and six months ended June 30, 2018, based on information available to management as of August 13, 2018.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2018	2017	Change	2018	2017	Change
Revenues	1,466	1,361	7.7%	3,032	3,007	0.8%
Purchased power	674	649	3.9%	1,425	1,538	(7.3%)
Revenues, net of purchased power[1]	792	712	11.2%	1,607	1,469	9.4%
Operation, maintenance and administration costs	243	268	(9.3%)	502	532	(5.6%)
Depreciation and amortization	209	197	6.1%	404	390	3.6%
Financing charges	103	103	—%	202	206	(1.9%)
Income tax expense	34	22	54.5%	78	48	62.5%
Net income attributable to common shareholder of Hydro One	199	120	65.8%	414	290	42.8%

Basic earnings per common share (EPS)	$1,399	$844	65.8%	$2,911	$2,039	42.8%
Diluted EPS	$1,399	$844	65.8%	$2,911	$2,039	42.8%

Net cash from operating activities	305	266	14.7%	693	725	(4.4%)
Funds from operations (FFO)[1]	393	396	(0.8%)	826	786	5.1%

Capital investments	399	403	(1.0%)	703	750	(6.3%)
Assets placed in-service	474	329	44.1%	617	557	10.8%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,951	18,752	6.4%	19,883	19,273	3.2%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,111	5,842	4.6%	13,517	12,820	5.4%

	2018	2017
Debt to capitalization ratio[2]	51.4%	51.1%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO and Revenues, net of purchased power.

[2]
Debt to capitalization ratio has been presented at June 30, 2018 and December 31, 2017, and has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, including preferred shares but excluding any amounts related to noncontrolling interest.

OVERVIEW
For the six months ended June 30, 2018, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

	Transmission	Distribution	Other
Percentage of Company’s total revenues, net of purchased power	53%	47%	—%
At June 30, 2018, Hydro One’s business segments accounted for the Company’s total assets as follows:

	Transmission	Distribution	Other
Percentage of Company’s total assets	51%	34%	15%

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholder for the quarter ended June 30, 2018 of $199 million is an increase of $79 million or 65.8% from the prior year. Significant influences on net income included:

•	increase in transmission and distribution revenues due to higher energy consumption resulting from favourable weather;

•	higher transmission revenues driven by timing of Ontario Energy Board (OEB)'s decision on the 2017-2018 transmission rate filing and increased OEB-approved transmission rates for 2018; and

•
lower operation, maintenance and administration (OM&A) costs primarily resulting from timing of work program costs, savings related to new IT outsourcing contract, lower volume of customer program costs, and lower corporate support costs.

Net income attributable to common shareholder for the six months ended June 30, 2018 of $414 million is an increase of $124 million or 42.8% from the prior year. Year-to-date results were impacted by similar factors to those noted above, as well as lower financing charges primarily due to a decrease in interest expense on long-term debt.
Revenues

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2018	2017	Change	2018	2017	Change
Transmission	430	363	18.5%	851	730	16.6%
Distribution	1,036	998	3.8%	2,181	2,277	(4.2%)
Total revenues	1,466	1,361	7.7%	3,032	3,007	0.8%

Transmission	430	363	18.5%	851	730	16.6%
Distribution, net of purchased power	362	349	3.7%	756	739	2.3%
Total revenues, net of purchased power	792	712	11.2%	1,607	1,469	9.4%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,951	18,752	6.4%	19,883	19,273	3.2%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,111	5,842	4.6%	13,517	12,820	5.4%
Transmission Revenues
Transmission revenues increased by 18.5% for the quarter ended June 30, 2018 primarily due to the following:

•	higher revenues driven by timing of the OEB's decision on the 2017-2018 transmission rate filing and increased OEB-approved transmission rates for 2018;

•	higher average monthly Ontario 60-minute peak demand primarily driven by warmer weather in May and June 2018;

•	higher deferred regulatory adjustments; and

•	increased 2018 allowed return on equity (ROE) for the transmission business.
The increase of 16.6% in transmission revenues for the six months ended June 30, 2018 was the result of similar factors as noted above.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 3.7% during the quarter ended June 30, 2018 primarily due to the following:

•	higher energy consumption resulting from colder weather in April 2018; and

•	higher external revenues; partially offset by

•	lower deferred regulatory adjustments.
The increase of 2.3% in distribution revenues, net of purchased power, for the six months ended June 30, 2018 was the result of similar factors as noted above.
OM&A Costs

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2018	2017	Change	2018	2017	Change
Transmission	98	103	(4.9%)	207	209	(1.0%)
Distribution	141	154	(8.4%)	288	301	(4.3%)
Other	4	11	(63.6%)	7	22	(68.2%)
	243	268	(9.3%)	502	532	(5.6%)

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

Transmission OM&A Costs
The decrease of 4.9% in transmission OM&A costs for the quarter ended June 30, 2018 was primarily due to:

•	lower costs related to the renewed information technology (IT) outsourced contract;

•	lower volume of work on environmental management;

•	timing of work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection (Cyber Security) standards; partially offset by

•	higher project write-offs due to revision of asset replacement strategies and alternatives not pursued.
The decrease of 1.0% in transmission OM&A costs for the six months ended June 30, 2018 was primarily due to factors noted above, as well as higher rights payments.
Distribution OM&A Costs
The decrease of 8.4% in distribution OM&A costs for the quarter ended June 30, 2018 was primarily due to the following:

•	lower emergency power and storm restoration costs;

•
lower costs related to customer programs, primarily due to lower volume of customer calls, less demand for low income assistance program and lower volume of field collections and investigations as a result of winter moratorium;

•	lower spend on vegetation management as a result of hiring delays of regular staff and temporary trade resources, in addition to redirecting resources to capital work; and

•	lower costs related to the renewed IT outsourced contract; partially offset by

•	project and inventory write-offs due to revision of asset replacement strategies, alternatives not pursued, and obsolete inventory and technology.
The decrease of 4.3% in distribution OM&A costs for the six months ended June 30, 2018 was primarily due to factors noted above, and was also impacted by the following:

•	lower corporate support costs; and

•
increased costs in the first quarter of 2018 as a result of Nova Scotia, Baltimore and Boston storm restoration efforts. These restoration efforts had no impact on the Company's net income, as related revenues were recorded in distribution revenues during the first quarter.

Other OM&A Costs
The decrease in other OM&A costs for the quarter and six months ended June 30, 2018 was primarily due to lower costs related to strategy development.
Financing Charges
Financing charges in the second quarter of 2018 were consistent with the second quarter of 2017. The decrease of $4 million or 1.9% in financing charges for the six months ended June 30, 2018 was primarily due to the following:

•	a decrease in interest expense on long-term debt driven by lower long-term balance outstanding during the second quarter of 2018; partially offset by

•	an increase in interest expense on short-term notes payable driven by higher weighted average interest rates and balance of short-term notes outstanding in 2018.
Income Tax Expense
Income tax expense was $34 million and $78 million for the three and six months ended June 30, 2018, respectively, compared to $22 million and $48 million in the same periods of 2017. The increases are primarily attributable to higher income before taxes in 2018. The Company realized an effective tax rate for the three and six months ended June 30, 2018 of approximately 14.3% and 15.6% respectively, compared to approximately 15.3% and 14.1% realized in the same periods last year.

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
Revenues	1,466	1,566	1,429	1,511	1,361	1,646	1,604	1,693
Purchased power	674	751	662	675	649	889	858	870
Revenues, net of purchased power	792	815	767	836	712	757	746	823
Net income to common shareholder	199	215	180	241	120	170	131	233

Basic and diluted EPS	$1,399	$1,512	$1,265	$1,694	$844	$1,195	$921	$1,638

Earnings coverage ratio[1]	3.0	2.8	2.7	2.5	2.6	2.7	2.8	2.8

[1]
Earnings coverage ratio has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholder of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2018	2017	Change	2018	2017	Change
Transmission	316	165	91.5%	354	247	43.3%
Distribution	158	164	(3.7%)	263	310	(15.2%)
Total assets placed in-service	474	329	44.1%	617	557	10.8%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $151 million or 91.5% during the second quarter of 2018 primarily due to the following:

•	substantial completion of major development work at the Clarington transmission station; partially offset by

•	the completion of the Field Workforce Optimization (Move-to-Mobile) project in June 2017;

•	lower volume of wood pole replacements;

•	cumulative investments that were placed in-service for a major local area supply project at Hawthorne transmission station; and

•
timing of assets placed in-service for the station sustainment investments, including the Aylmer, Goderich, Beach; Niagara Reinforcement Project, and Bruce A transmission stations, and the DeCew Falls switching station.

Transmission assets placed in-service increased by $107 million or 43.3% during the six months ended June 30, 2018 primarily due to the factors listed above, as well as the following:

•	cumulative investments placed in-service in 2018 for the Source-to-Order Transformation project, which aims to modernize the Company’s sourcing and procurement capabilities; offset by

•	timing of assets placed in-service mainly in 2017 for the station sustainment investments, including the Richview and Nepean transmission stations, and the Hinchinbrooke switching station; and

•	cumulative investments placed in-service in 2017 for a major local area supply project at Manby transmission station.
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $6 million or 3.7% during the second quarter of 2018 primarily due to the following:

•	timing of assets that were placed in-service for system capability reinforcement projects;

•	the completion of the Move-to-Mobile project in June 2017;

•	higher volume of lines large sustainment carryover work in the second quarter of 2017; and

•	lower volume of wood pole replacements; partially offset by

•	higher volume of emergency power and storm restorations work;

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

•	cumulative investments for meter sustainment work were placed in-service in the second quarter of 2018; and

•	the completion of the Bill Redesign project, which included investments in application enhancements and software upgrades.
Distribution assets placed in-service decreased by $47 million or 15.2% during the six months ended June 30, 2018 primarily due to the factors listed above, as well as the following:

•	completion of an operation center in Bolton in February 2017;

•	lower volume of distribution station refurbishments and spare transformer purchases; and

•	cumulative investments that were placed in-service for the Source-to-Order Transformation project, which aims to modernize the Company’s sourcing and procurement capabilities.
Capital Investments
The following table presents Hydro One’s capital investments during the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2018	2017	Change	2018	2017	Change
Transmission
Sustaining	211	197	7.1%	366	359	1.9%
Development	24	39	(38.5%)	47	76	(38.2%)
Other	7	16	(56.3%)	19	26	(26.9%)
	242	252	(4.0%)	432	461	(6.3%)
Distribution
Sustaining	101	80	26.3%	160	152	5.3%
Development	48	62	(22.6%)	94	109	(13.8%)
Other	8	9	(11.1%)	17	28	(39.3%)
	157	151	4.0%	271	289	(6.2%)

Total capital investments	399	403	(1.0%)	703	750	(6.3%)
Transmission Capital Investments
Transmission capital investments decreased by $10 million or 4.0% during the second quarter of 2018. Principal impacts on the levels of capital investments included:

•	lower volume of transmission station refurbishments and replacements work;

•	lower spend on load customer connections attributable to higher capital contribution from customers; and

•	timing of project activities on major development projects at Hawthorne and Holland transmission stations; partially offset by

•	higher volume of overhead lines refurbishments and replacements;

•	higher volume of spare transformer purchases; and

•	higher volume of demand work associated with equipment failures.
Transmission capital investments decreased by $29 million or 6.3% during the six months ended June 30, 2018, primarily due to the factors listed above, as well as lower volume of wood pole replacements.
Distribution Capital Investments
Distribution capital investments increased by $6 million or 4.0% during the second quarter of 2018. Principal impacts on the levels of capital investments included:

•	increased volume of emergency power and storm restorations work due to higher storm activity in April and May of 2018; partially offset by

•	lower volume of wood pole replacements;

•	lower volume of distribution lines and station refurbishments and replacements work;

•	lower spend on new connections and upgrades; and

•	lower spend on Advanced Distribution System infrastructures.
Distribution capital investments decreased by $18 million or 6.2% during the six months ended June 30, 2018, primarily due to the factors listed above.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at June 30, 2018:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	56[1]	53
Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	245[1]	232
Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line	2019	130	108
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2021	157	10
Northwest Bulk Transmission Line	Thunder Bay-Atikokan Northwestern Ontario	New transmission line	2024	350	1

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	102	92
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2020	138	113
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	112	57
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	95	53
1 Major portions of the Supply to Essex County Transmission Reinforcement and Clarington Transmission Station projects were completed and placed in-service. Work on certain minor portions of the project continues in the second half of 2018.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended June 30			Six months ended June 30
(millions of dollars)	2018	2017	2018	2017
Cash provided by operating activities	305	266	693	725
Cash provided by (used in) financing activities	1,311	133	1,232	(27)
Cash used in investing activities	(388)	(392)	(684)	(739)
Increase (decrease) in cash and cash equivalents	1,228	7	1,241	(41)
Cash provided by operating activities
Cash from operating activities increased by $39 million during the second quarter of 2018 and decreased by $32 million during the six months ended June 30, 2018, compared to the same periods in 2017. Changes in cash from operating activities were primarily impacted by changes in regulatory variance and deferral accounts, changes in accounts receivable balances related to energy sales, and changes in accrual balances related to purchased power.
Cash provided by financing activities
Sources of cash

•	During the second quarter and six months ended June 30, 2018, the Company issued $1.4 billion of long-term debt, compared to no long-term debt issued in the same periods last year.

•
The Company received proceeds of $1,370 million and $2,542 million from the issuance of short-term notes in the three and six months ended June 30, 2018, respectively, compared to $1,006 million and $1,578 million received in the same periods last year.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

Uses of cash

•
During the three and six months ended June 30, 2018, the Company made returns of stated capital of $136 million and $265 million, respectively, compared to returns of stated capital of $129 million and $276 million made in the same periods last year.

•	Dividends paid in the three and six months ended June 30, 2018 were $3 million and $10 million, respectively, compared to dividends of $4 million and $6 million paid in the same periods last year.

•
The Company repaid $1,311 million and $2,420 million of short-term notes in the three and six months ended June 30, 2018, respectively, compared to $742 million and $1,332 million repaid in the same periods last year.

Cash used in investing activities
Uses of cash

•	Capital expenditures were $2 million and $49 million lower in the second quarter of 2018 and year-to-date 2018, respectively, primarily due to lower volume and timing of capital investment work.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through funds from operations, Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At June 30, 2018, Hydro One had $1,048 million in commercial paper borrowings outstanding, compared to $926 million outstanding at December 31, 2017. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) totalling $2.3 billion maturing in 2022. The Company may use these credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.
At June 30, 2018, the Company had long-term debt outstanding in the principal amount of $11,468 million which included $11,323 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $145 million held by Hydro One Sault Ste. Marie LP (HOSSM). The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At June 30, 2018, $2.6 billion remained available for issuance until April 2020. The long-term debt consists of notes and debentures that mature between 2018 and 2064, and at June 30, 2018, had an average term to maturity of approximately 15.7 years and a weighted average coupon rate of 4.1%.
Compliance
At June 30, 2018, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
Credit Ratings
Following the announcement of the Avista Corporation transaction by Hydro One Limited on July 19, 2017, various ratings organizations undertook a review of the Company’s debt ratings. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
On June 20, 2018, Moody's Investors Service (Moody’s) downgraded the long-term debt rating for Hydro One to "Baa1" from "A3", and revised its outlook on the Company to stable from negative. In addition, Moody’s affirmed the existing "Prime-2" short-term debt rating for Hydro One. Moody’s no longer assigns any probability of extraordinary support from the Province of Ontario (Province) in Hydro One’s credit analysis which has led to the downgrade.
On June 15, 2018, S&P Global Ratings (S&P) placed its ratings on the Company on CreditWatch negative reflecting the likelihood of a one-notch downgrade to Hydro One due to the Hydro One Limited and Avista Corporation transaction. On July 18, 2018, S&P released an update maintaining the CreditWatch negative placement, which continues to reflect the likelihood of a one-notch downgrade in the Company's current rating of "A", and also incorporates the possibility that the Company’s governance structure could result in an additional one-notch downgrade if S&P concludes that recent developments related to the retirement of the Company's Chief Executive Officer (CEO) and the replacement of the Company's Board of Directors (Board) adversely impact management decision making and fails to promote the interests of all stakeholders. See section "Other Developments - Changes to Hydro One's Board of Directors and CEO" for more information. Overall, these distinct developments could collectively result in a two-notch downgrade from S&P’s current credit ratings of "A" to "BBB+" for Hydro One.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

June 30, 2018 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	11,468	981	1,956	736	7,795
Long-term debt – interest payments	8,417	460	863	786	6,308
Short-term notes payable	1,048	1,048	—	—	—
Pension contributions[1]	192	81	111	—	—
Environmental and asset retirement obligations	205	31	62	63	49
Outsourcing agreements	311	134	167	4	6
Operating lease commitments	31	9	15	4	3
Long-term software/meter agreement	49	18	26	3	2
Total contractual obligations	21,721	2,762	3,200	1,596	14,163

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,300	—	—	2,300	—
Letters of credit[2]	165	165	—	—	—
Guarantees[3]	325	325	—	—	—
Total other commercial commitments	2,790	490	—	2,300	—

[1]
Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2018, 2019 and 2020 minimum pension contributions are based on an actuarial valuation as at December 31, 2017 and projected levels of pensionable earnings.

[2]
Letters of credit consist of a $154 million letter of credit related to retirement compensation arrangements, a $4 million letter of credit provided to the Independent Electricity System Operator (IESO) for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[3]	Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
REGULATION
The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.
The following table summarizes the status of Hydro One’s major regulatory proceedings:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision pending
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received[2]

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power	n/a	Acquisition	OEB decision received - approval denied[3]

Leave to Construct
East-West Tie Station Expansion	n/a	Section 92	OEB decision pending
Lake Superior Link Project	n/a	Section 92	OEB decision pending

[1]	In October 2017, the Company filed a Motion to Review and Vary the OEB's decision and filed an appeal with the Divisional Court of Ontario.

[2]	OEB approved the 2017-2026 revenue requirements in October 2016. In July 2018, HOSSM filed an application for an inflationary increase (Price Cap Escalator factor) to its 2019 revenue requirement.
3 In May 2018, Hydro One and Orillia Power both filed a Motion to Review and Vary the OEB’s decision.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2018	9.00% (A)	$11,148 million (A)	Approved in September 2017	Approved in December 2017

B2M LP	2018	9.00% (A)	$502 million (A)	Approved in December 2015	Filed in December 2017
	2019	9.00% (F)	$496 million (A)	Approved in December 2015	To be filed in 2018 Q4

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	OEB decision received[2]

Distribution
Hydro One Networks	2018	9.00% (A)	$7,650 million (F)	Filed in March 2017[1]	To be filed in 2018 Q4
	2019	9.00% (F)	$8,009 million (F)	Filed in March 2017[1]	To be filed in 2018 Q4
	2020	9.00% (F)	$8,412 million (F)	Filed in March 2017[1]	To be filed in 2019 Q4
	2021	9.00% (F)	$8,941 million (F)	Filed in March 2017[1]	To be filed in 2020 Q4
	2022	9.00% (F)	$9,306 million (F)	Filed in March 2017[1]	To be filed in 2021 Q4

[1]	On June 15, 2018, Hydro One Networks filed an undertaking with the OEB which included updated rate base amounts.

[2]	OEB approved the 2017-2026 revenue requirements in October 2016. In July 2018, HOSSM filed an application for an inflationary increase (Price Cap Escalator factor) to its 2019 revenue requirement.
Electricity Rates Applications
Hydro One Networks - Transmission
On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Decision), with 2017 rates effective January 1, 2017. Key changes to the application as filed included reductions in planned capital expenditures of $126 million and $122 million for 2017 and 2018, respectively, in OM&A expenses related to compensation by $15 million for each year, and in estimated tax savings from the IPO by $24 million and $26 million for 2017 and 2018, respectively. On October 10, 2017, Hydro One Networks filed a Draft Rate Order reflecting the changes outlined in the Decision.
In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One's shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a Decision and Order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of Hydro One Networks' transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an additional impairment of up to approximately $370 million related to Hydro One Networks' distribution deferred income tax regulatory asset.
In October 2017, the Company filed a Motion to Review and Vary (Motion) the Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. The Appeal is being held in abeyance pending the outcome of the Motion. If the Decision is upheld, based on the facts known at this time, the exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million, resulting in an annual decrease to FFO in the range of $50 million to $60 million. Based on the assumptions that the OEB applies established rate making principles in a manner consistent with its past practice and does not exercise its discretion to take other policy considerations into account, management is of the view that it is likely that the Company’s Motion will be granted and the aforementioned tax savings will be allocated to the benefit of Hydro One shareholders. An OEB hearing of the merits of the Motion was held on February 12, 2018.
In October 2017, the intervenor Anwaatin Inc. also filed a Motion to Review and Vary the OEB Decision (Anwaatin Motion) alleging that the OEB breached its duty of procedural fairness, failed to respond to certain evidence, and failed to provide reasons on the capital budget as it related to reliability issues impacting Anwaatin Inc.’s constituents. The Anwaatin Motion was heard by the OEB on February 13, 2018. Hydro One reached a settlement agreement with Anwaatin Inc. regarding the Anwaatin Motion. On June 15, 2018, the settlement agreement was filed with the OEB for approval.
On November 23, 2017, the OEB approved the 2017 rates revenue requirement of $1,438 million. On December 20, 2017, the OEB approved the 2018 rates revenue requirement of $1,511 million, which included a $25 million increase from the approved amount, as a result of the OEB-updated cost of capital parameters. Uniform Transmission Rates (UTRs), reflecting these approved amounts, were approved by the OEB on February 1, 2018 to be effective as of January 1, 2018.
In March 2017, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2017-07, which limits capitalization of post-employment benefit related costs to the service cost component. Hydro One filed an application requesting

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

the OEB to approve a regulatory asset, to record the amounts no longer permitted for capitalization under the new standard, effective January 1, 2018. In May 2018, the OEB approved the regulatory asset.
On March 16, 2018, the OEB issued a letter requesting Hydro One to file the transmission revenue requirement application for a four-year test period from 2019 to 2022, rather than the minimum 5-year period allowed under existing OEB policy. The OEB indicated that it is more appropriate to consider rates for Hydro One’s distribution and transmission businesses in a single application, and stated that it expected Hydro One to file a single application for distribution rates (including Hydro One Remote Communities Inc.) and transmission revenue requirement for the period from 2023 to 2027.
The timing of filing the application for 2019-2022 transmission rates with the OEB is currently under review.
Hydro One Networks - Distribution
The OEB oral hearing related to Hydro One Networks’ application for 2018-2022 distribution rates was held on June 11-28, 2018. On July 20, 2018, Hydro One submitted its Argument-in-Chief. Intervenors had until August 10, 2018 to respond. Hydro One will make its final submission by August 31, 2018.
On June 27, 2018, the OEB issued a letter deferring Hydro One's request for the OEB to approve an alternative method to calculate the reference amount related to the post-employment benefit costs for Hydro One Networks' distribution business until the application for 2019-2022 transmission rates is filed, as the OEB noted that the issue is relevant to both the distribution and transmission businesses of Hydro One Networks.
B2M LP
On May 10, 2018, the OEB issued its Decision and Rate Order on B2M LP’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.
Hydro One Remote Communities Inc.
On March 19, 2018, the OEB approved the settlement agreement related to the 2018 rates application reached by Hydro One Remote Communities Inc. and the intervenors in the rate proceeding. On March 26, 2018, a draft rate order was filed with the OEB for 2018 rates. The OEB approved the draft rate order on April 12, 2018, and the new rates were implemented effective May 1, 2018.
HOSSM
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. On July 26, 2018, HOSSM filed a 2019 application to allow for inflationary increase (Price Cap Escalator factor) to its previously approved revenue requirement. The Price Cap Escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis.
MAAD Application
Orillia Power MAAD Application
On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power Distribution Corporation (Orillia Power) from the City of Orillia, Ontario. On May 2, 2018, Hydro One and Orillia Power both filed a Motion to Review and Vary the OEB’s decision. On July 10, 2018, an oral hearing was held on the threshold question of whether the matter should be reviewed before conducting a review on the merit of the Motions to Review and Vary the OEB’s decision filed by Hydro One and Orillia Power.
Other Applications
Lake Superior Link Project
On February 15, 2018, Hydro One filed a Leave to Construct application with the OEB to construct the east-west tie line (EWT Line) in northwestern Ontario (Lake Superior Link Project), which will compete with an application filed by NextBridge Infrastructure to construct the EWT Line. Pursuant to the OEB’s direction, on July 26, 2018, the IESO issued its analysis of the impacts of a delay to the in-service date for the construction of the EWT Line. In its analysis, the IESO recommends an in-service date of 2020 for the completion of the EWT Line and does not support a delay beyond 2022, due to increased risks to system reliability and the associated cost uncertainties.
OTHER DEVELOPMENTS
Collective Agreements
On March 1, 2018, Hydro One insourced its customer service operations, which had been previously outsourced to Inergi LP and Vertex Customer Management (Canada) Limited since 2002. The insourcing was facilitated through labour agreements reached with the Power Workers’ Union (PWU) and The Society of Energy Professionals (now known as the Society of United Professionals) in 2017.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

The current collective agreement with the PWU expired on March 31, 2018. On March 26, 2018, Hydro One and the PWU reached a tentative agreement, and on June 27, 2018, the agreement has been ratified by the PWU. The term of the agreement is for two years ending on March 31, 2020.
Litigation
Hydro One, Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s motion for certification was dismissed by the court on November 28, 2017, but the plaintiff has appealed the court’s decision. The appeal is scheduled to be heard on October 16, 2018, and it is possible that no decision will be rendered by the appeal court until the first quarter of 2019. At this time, an estimate of a possible loss related to this claim cannot be made.
Appointment of Chief Financial Officer
On January 28, 2018, Mr. Paul Dobson was appointed to the position of Chief Financial Officer (CFO) of Hydro One, effective March 1, 2018. Mr. Dobson was most recently the CFO at Direct Energy Ltd. in Houston, Texas. On July 11, 2018, Mr. Dobson was also appointed as Acting President and CEO. Please see section "Changes to Hydro One's Board of Directors and CEO" for additional information.
Changes to Hydro One's Board of Directors and CEO
On July 11, 2018, Hydro One announced that it entered into an agreement with the Province (Agreement) for the purpose of the orderly replacement of the Company's Board and the retirement of Mr. Mayo Schmidt as the CEO effective July 11, 2018. Other key highlights of the Agreement include:

•
Consistent in principle with the ability of the Province to remove the entire Board pursuant to a governance agreement dated as of November 5, 2015 (Governance Agreement), each of the current directors of Hydro One will resign and be replaced by nominees identified as set out below;

•
The new Board will initially consist of 10 members. Consistent with the Governance Agreement, the Province will nominate four replacement directors and the remaining six nominees will be identified through an Ad Hoc Nominating Committee comprised of representatives of Hydro One's largest shareholders other than the Province;

•	The new Board will be responsible for appointing a new chief executive officer who will also be appointed as the eleventh member of the new Board;

•	Hydro One has agreed to consult with the Province in respect of future matters of executive compensation;

•	The replacement directors will serve until Hydro One's next annual meeting or until they otherwise cease to hold office; and

•	Mr. Dobson, Hydro One's CFO, has been appointed as acting CEO until such time as the new Board, once constituted, can appoint a new CEO.
As previously disclosed on July 11, 2018, in connection with Mr. Schmidt's retirement, he will receive amounts consistent with Hydro One's retirement policies and his employment agreement and will not be entitled to severance. Mr. Schmidt will receive a $0.4 million lump sum payment in lieu of all post-retirement benefits and allowances. The provisions of the Agreement relating to the retirement of Mr. Schmidt will result in an additional charge in the third quarter of approximately $5.6 million of compensation costs, which includes the $0.4 million lump sum payment and primarily relates to previously awarded stock-based compensation under the LTIP for which costs had not yet been recognized. Additionally, Mr. Schmidt’s stock options were cancelled for no consideration.
On July 16, 2018, the Legislative Assembly of Ontario introduced Bill 2 (Bill 2) titled the Urgent Priorities Act, 2018. As an omnibus bill, among other matters, Bill 2, as proposed, would amend the Ontario Energy Board Act, 1998 (OEB Act) and enact the Hydro One Accountability Act (Act), and would require the board of directors of Hydro One Limited to establish a new compensation framework for the board of directors and certain executives of Hydro One Limited and its subsidiaries (excluding subsidiaries incorporated outside Canada) in consultation with the Province and the other five largest shareholders of Hydro One Limited, which compensation framework is subject to approval by the Management Board of Cabinet. The Act provides the Management Board of Cabinet with the authority to issue directives governing the compensation of directors and certain executives of Hydro One Limited and its subsidiaries (excluding subsidiaries incorporated outside Canada). The introduction of Bill 2 may adversely impact the Company’s ability to continue to attract and retain executives. The Act also requires Hydro One Limited to annually provide public disclosure concerning compensation paid to certain executives, and provides that the OEB Act will be amended so that the rates charged by Hydro One Limited and its subsidiaries shall not reflect amounts paid for executive compensation. The impact of this amendment is expected to restrict Hydro One's ability to recover certain amounts paid for executive compensation through separate rate mechanisms, which is estimated to result in a reduction in Hydro One's net income for the year ending December 31, 2018 of approximately $9 million. Bill 2 expressly provides that certain causes of action and proceedings are not available or will be barred against the Province, Hydro One Limited or any of its subsidiaries, or any of its current or former officers, directors, employees or agents in respect of the Act, the Province’s involvement in compensation matters or other aspects of the corporate governance of Hydro One Limited or any of its subsidiaries or any alleged misrepresentation in any prospectus, document or other public statement related to the involvement of the Province in compensation matters at Hydro One Limited or any of its subsidiaries. The Bill received Royal Assent on July 25, 2018.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

On July 17, 2018, Hydro One announced that an Ad Hoc Nominating Committee has been established to satisfy an obligation outlined in the Agreement for the orderly replacement of the Company's Board. The Ad Hoc Nominating Committee is comprised of four of the five largest Hydro One shareholders, excluding the Province, who will identify, nominate and recommend for appointment six replacement directors no later than August 15, 2018.
On July 19, 2018, the Province nominated Mr. Thomas D. Woods as the first of its four nominees for the new Board at Hydro One. Mr. Woods has extensive experience in governance, banking and finance. He is a Board Member of Bank of America Corporation, Alberta Investment Management Corporation (AIMCo), Providence St. Joseph's St. Michael's Health Care (Board Chair) and CIBC Children's Foundation. Mr. Woods had a 37-year career with CIBC and Wood Gundy, including as CFO, Chief Risk Officer and Vice Chairman.
Peterborough Distribution Purchase Agreement
On July 31, 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution), an electricity distribution company located in east central Ontario, from the City of Peterborough. Hydro One will pay the City of Peterborough $105 million for the transaction. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau.
NON-GAAP MEASURES
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to the common shareholder. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended June 30			Six months ended June 30
(millions of dollars)	2018	2017	2018	2017
Net cash from operating activities	305	266	693	725
Changes in non-cash balances related to operations	92	133	142	64
Preferred share dividends	(2)	—	(4)	—
Distributions to noncontrolling interest	(2)	(3)	(5)	(3)
FFO	393	396	826	786
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the Distribution segment, as purchased power is fully recovered through revenues.

Three months ended June 30			Six months ended June 30
(millions of dollars)	2018	2017	2018	2017
Revenues	1,466	1,361	3,032	3,007
Less: Purchased power	674	649	1,425	1,538
Revenues, net of purchased power	792	712	1,607	1,469

Three months ended June 30			Six months ended June 30
(millions of dollars)	2018	2017	2018	2017
Distribution revenues	1,036	998	2,181	2,277
Less: Purchased power	674	649	1,425	1,538
Distribution revenues, net of purchased power	362	349	756	739
FFO and Revenues, Net of Purchased Power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.4% ownership at June 30, 2018. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom, and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2018 and 2017:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2018	2017	2018	2017
IESO	Power purchased	245	242	758	893
	Revenues for transmission services	414	365	819	734
	Amounts related to electricity rebates	103	63	240	140
	Distribution revenues related to rural rate protection	61	63	118	124
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	16	16
	Funding received related to Conservation and Demand Management programs	10	10	22	26
OPG	Power purchased	2	1	6	5
	Revenues related to provision of construction and equipment maintenance services	2	3	4	4
	Costs related to the purchase of services	—	1	—	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	2	2	4	4
Hydro One Limited	Return of stated capital	136	129	265	276
	Dividends paid	1	4	6	6
	Stock-based compensation costs	6	6	12	12
	Cost recovery for services provided	3	—	7	—
Hydro One Telecom	Services received - costs expensed	6	6	12	12
	Revenues for services provided	—	—	1	1
2587264 Ontario Inc.	Dividends paid	2	—	4	—

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2018 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Codification (ASC) guidance issued by the FASB that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 606	May 2014 – November 2017
ASC 606 Revenue from Contracts with Customers replaced ASC 605 Revenue Recognition. ASC 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
January 1, 2018
Hydro One adopted ASC 606 on January 1, 2018 using the retrospective method, without the election of any practical expedients. The Company has included the disclosure requirements of ASC 606 for interim periods in the year of adoption.

ASU 2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
			January 1, 2018	Hydro One applied for a regulatory asset to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01 2018-10 2018-11	February 2016 – July 2018
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC 842 land easements that exist or expired before the entity's adoption of ASC 842 and that were not previously accounted for as leases under ASC 840. ASU 2018-10 amends narrow aspects of ASC 842. ASU 2018-11 provides entities with an additional and option transition method in adopting ASC 842. ASU 2018-11 also permits lessors to elect an optional practical expedient to not separate nonlease components from the associated lease component by underlying asset classes.
January 1, 2019
An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	Under assessment
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company’s liquidity and capital resources and operational requirements; expectations regarding credit ratings; the standby credit facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects, including expected costs, results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; the OEB and applications before the OEB; the Motion and the Appeal; the Lake Superior Link Project and related regulatory application; collective agreements; the pension plan, future pension contributions, valuations and expected impacts; impacts of OEB treatment of post-employment benefit costs; class action litigation; non-GAAP measures; internal control over financial reporting: recent accounting-related guidance; the status of the Company’s acquisitions and mergers, including Orillia Power and Peterborough Distribution; the Agreement with the Province; changes to Hydro One’s Board and CEO; and Bill 2 and its anticipated impacts. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•
risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	risks associated with the Province exercising further legislative and regulatory powers in the implementation of Bill 2;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2018 and 2017

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex IT system infrastructure;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system; and

•	the risk related to the impact of the new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2017 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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